UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                             (Amendment _____)*


                     WESTIN HOTELS LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                960 377 109
          -------------------------------------------------------
                               (CUSIP Number)

                               August 4, 2003
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

         |_|    Rule 13d-1(b)
         |X|    Rule 13d-1(c)
         |_|    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

   CUSIP No.  960 377 109                                     Page 2 of 7 Pages


     1     NAME OF REPORTING PERSON
           /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               THE HARMONY GROUP II, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                      (b)   |_|


     3     SEC USE ONLY



     4     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

                      5    SOLE VOTING POWER

      NUMBER OF
                               -0-
        SHARES

                      6    SHARED VOTING POWER
     BENEFICIALLY
                               7,822
       OWNED BY

         EACH         7    SOLE DISPOSITIVE POWER

      REPORTING
                               -0-
        PERSON
                      8    SHARED DISPOSITIVE POWER
         WITH
                               7,822

     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,822
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          |_|

     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               5.8%

     12    TYPE OF REPORTING PERSON*
               OO

                                SCHEDULE 13G

   CUSIP No.  960 377 109                                     Page 3 of 7 Pages


     1     NAME OF REPORTING PERSON
           /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BRYAN E. GORDON

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                      (b)   |_|


     3     SEC USE ONLY



     4     CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES

                      5    SOLE VOTING POWER

      NUMBER OF
                               -0-
        SHARES

                      6    SHARED VOTING POWER
     BENEFICIALLY
                               7,822
       OWNED BY

         EACH         7    SOLE DISPOSITIVE POWER

      REPORTING
                               -0-
        PERSON
                      8    SHARED DISPOSITIVE POWER
         WITH
                               7,822

     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,822

     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          |_|

     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               5.8%

     12    TYPE OF REPORTING PERSON*
               IN

                                SCHEDULE 13G

   CUSIP No.  960 377 109                                     Page 4 of 7 Pages

Item 1.

     (a)  NAME OF ISSUER:

          Westin Hotels Limited Partnership

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1111 Westchester Avenue
          White Plains, New York  10604

Item 2.

     (a)  NAME OF PERSON FILING:

          The names of the persons filing this Schedule 13G are The Harmony Group II, LLC, a Delaware limited liability company ("Harmony"), and Bryan E. Gordon (collectively, the "Reporting Persons"). Harmony is the controlling person of various entities which are the nominee owners of, or the successors by merger to the assets of nominee owners of, units of limited partnership interests (the "Units") of the issuer. These nominees, none of which own 5% or more of the aggregate outstanding Units, are Madison Liquidity Investors 100, LLC, a Delaware limited liability company,
          Madison Liquidity Investors 103, LLC, a Delaware limited liability company,
          Madison Liquidity Investors 111, LLC, a Delaware limited liability company,
          Madison Liquidity Investors 112, LLC, a Delaware limited liability company,
          Madison Liquidity Investors 119, LLC, a Delaware limited liability company,
          Madison Liquidity Investors 120, LLC, a Delaware limited liability company,
          Windy City Investments, LLC, a Delaware limited liability company ("Windy City"), and The Madison Avenue Capital Group II, LLC Key Employee Investment and Retention Plan.

          Mr. Gordon is the managing director of Harmony.

          The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address of each of the Reporting Persons is 410 Park Avenue, Suite 540, New York, New York 10022.

     (c)  CITIZENSHIP:

          See Item 2(a) above. Mr. Gordon is a citizen of the United
          States.

     (d)  TITLE OF CLASS OF SECURITIES:

          Units of limited partnership interests.

     (e)  CUSIP NUMBER:

          960 377 109

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
              78c);

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

     (e)  [ ] An investment advisor in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person, in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box.  |X|

Item 4.  OWNERSHIP:

The Reporting Persons beneficially own an aggregate of 7,822 Units. This represents beneficial ownership of approximately 5.8% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

     (i)  Sole power to vote or to direct the vote of 0 Units;

     (ii) Shared power to vote or to direct the vote of 7,822 Units;

     (iii) Sole power to dispose or to direct the disposition of 0 Units;
           and

     (iv) Shared power to dispose or to direct the disposition of 7,822
          Units.

Individual beneficial ownership for each Reporting Person is listed in Items 5-9 of the cover pages.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
|_|

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         See Item 2(a) above.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         See Item 2(a) above.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         See Exhibit B.

Item 9.  NOTICES OF DISSOLUTION OF GROUP:

         Not applicable.


Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE PAGE
                              --------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 14, 2003

                                    THE HARMONY GROUP II, LLC

                                        By: /s/ Bryan E. Gordon
                                           ---------------------------
                                             Name:   Bryan E. Gordon
                                             Title:  Managing Director

                                         /s/ Bryan E. Gordon
                                    ----------------------------------
                                             Bryan E. Gordon

                                 EXHIBIT A
                                 ---------

                           JOINT FILING AGREEMENT
                           ----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  August 14, 2003


                                    THE HARMONY GROUP II, LLC

                                        By: /s/ Bryan E. Gordon
                                           ---------------------------
                                             Name:   Bryan E. Gordon
                                             Title:  Managing Director

                                         /s/ Bryan E. Gordon
                                    ----------------------------------
                                             Bryan E. Gordon

                                 EXHIBIT B
                                 ---------
                                   ITEM 8
                                   ------
         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         ---------------------------------------------------------

     The members of the group that has filed this Schedule 13G pursuant to ss.240.13d-1(c) are as follows:

The Harmony Group II, LLC

Bryan E. Gordon